STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

April 2, 2008

Job Number
C20080403-0029

Corporation Number
E0675722005-0

Filing Description

Stock Split

Document Filing Number

20080233143-36

Date/Time of Filing

April 2, 2008 03:40:31 PM

Corporation Name

HERITAGE EXPLORATIONS, INC.

Resident Agent

EMPIRE STOCK TRANSFER INC.

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
signature	20080233143-36
Ross Miller	Filing Date and Time
Secretary of State	04/02/2008 3:40 PM
State of Nevada	Entity Number
	E0675722005-0

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1. Name of corporation:

Heritage Explorations, Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares at the par value, if any, of each class or series, if any, of shares before the change:

75,000,000 common shares at $0.001 par value

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

450,000,000 common shares at $0.001 par value

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

The Corporation shall issue six shares of common stock for every one share of the common stock issued and outstanding after the effective date of the forward stock split.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

No fractional shares will be issued.

7. Effective date of filing (optional): 4/16/08

(must not be later than 90 days after the certificate is filed)

8. Officer Signature: X  President

Title

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.209 2007
Revised 01/01/2007